AgiiPlus Inc.

March 30, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Re:	AgiiPlus Inc. Amendment No. 3 to Registration Statement on Form F-1 Filed March 22, 2023 File No. 333-267461

Dear Mr. Lopez and Mr. Holt:

AgiiPlus Inc. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 28, 2023 regarding the Amendment No. 3 to Registration Statement on Form F-1 filed by AgiiPlus Inc. on March 22, 2023. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An Amendment No. 4 to the Registration Statement on Form F-1 (“Amendment No. 4 to the Registration Statement”) is being filed by the Company to accompany this response letter.

Amendment No. 3 to Registration Statement on Form F-1 filed March 2, 2023

Part II

Item 7. Recent Sales of Unregistered Securities, page II-1

1. Please revise to provide all of the information required by Item 701 of Regulation S-K for the 3,215,100 shares of the company sold to individual and institutional investors from September 2022 to March 2023. Additionally, if applicable, please revise to provide all of the information required by Item 701 of Regulation S-K for the convertible promissory notes issued to Kinfolk Investments Holding Pte Ltd., King Inspiration Limited, and City Connected Communities Pte. Ltd., respectively. In this regard, we note that it appears the notes mature more than one year from the date of issuance. Refer to the Instructions to Item 701 of Regulation S-K.

Response: In response to the Staff’s comment, we revised pages II-2 and II-3 of Amendment No. 4 to the Registration Statement to disclose all information required by Item 701 of Regulation S-K for the 3,215,100 shares of the company sold to individual and institutional investors from September 2022 to March 2023, and promissory notes issued to Kinfolk Investments Holding Pte Ltd., King Inspiration Limited, and City Connected Communities Pte. Ltd.

General

2. We note your registration statement is an initial public offering and the current audited financial statements are older than 12 months. Please clarify how you complied with the requirements outlined in paragraph A(4) of Item 8 of Form 20-F or revise accordingly to either update your audited financial statements or include the relevant representation as allowed under Step 2 within Instructions to Item 8.A.4 of Form 20-F, as an exhibit to the registration statement.

Response: In response to the Staff’s comment, we filed a request for waiver and relevant representation under Item 8.A.4 of Form 20-F as exhibit 99.7 to Amendment No. 4 to the Registration Statement.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Jing Hu
Jing Hu
Chief Executive Officer and Chairman of the Board of Directors

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC